E: lou@bevilacquapllc.com

T: 202.869.0888

W: bevilacquapllc.com

August 4, 2023

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Asset Entities Inc.
Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Asset Entities Inc., a Nevada corporation (the “Company”), we hereby submit a draft Registration Statement on Form S-l (the “Registration Statement”). The Registration Statement submitted herewith relates to an offering of Class B Common Stock, $0.0001 par value per share, of the Company pursuant to the Securities Act of 1933, as amended.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least 48 hours prior to the anticipated date of effectiveness for the Registration Statement.

If you have any questions regarding the Registration Statement, please do not hesitate to contact me at 202-869-0888 (ext. 100) or lou@bevilacquapllc.com.

Very truly yours,

/s/ Louis A. Bevilacqua
Louis A. Bevilacqua

cc:	Arshia Sarkhani, Chief Executive Officer
Asset Entities Inc.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036